Exhibit 8.1

SUBSIDIARIES OF PROQR THERAPEUTICS N.V.

The following is a list of subsidiaries of the Company as of December 31, 2015.

Legal Name	Jurisdiction of Formation

ProQR Therapeutics Holding B.V.	Netherlands

ProQR Therapeutics I B.V.	Netherlands

ProQR Therapeutics II B.V.	Netherlands

ProQR Therapeutics III B.V.	Netherlands

ProQR Therapeutics IV B.V.	Netherlands

ProQR Therapeutics I Inc.	Delaware